NOL

07023665

RECEIVED

2007 MAY 18 A 10:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 May 2007

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Quarterly Financial Statements for the 1st Quarter ended 6 April 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

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Q:\CSO\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 14May07.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-May-2007 17:43:42
Announcement No.	00111

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	06-04-2007

Attachments:

- NOL_Q1_2007_Financial.pdf
- 1Q07_Press_Release.pdf

Total size = **462K**
(2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Financial Information
For the Quarter Ended 6 April 2007

1.(a)(i) Consolidated Income Statement

	Group		
	Q1 2007 US$'000	Q1 2006 US$'000	% Increase/ (Decrease)
Revenue	1,897,185	1,882,851	1
Cost of sales	(1,672,993)	(1,562,016)	7
Gross profit	224,192	320,835	(30)
Other gains (net)			
- Miscellaneous	9,245	5,762	60
- Finance and investment income	9,540	13,442	(29)
Expenses			
- Administrative	(166,339)	(178,519)	(7)
- Finance	(13,546)	(14,478)	(6)
- Other operating	(10,993)	(12,502)	(12)
Share of results of associated companies	691	1,517	(54)
Share of results of joint ventures	1,252	(455)	N/M
Profit before income tax	54,042	135,602	(60)
Income tax expense	(8,934)	(13,853)	(36)
Net profit for the financial period	45,108	121,749	(63)
Attributable to:			
Equity holders of the Company	42,720	119,510	(64)
Minority interest	2,388	2,239	7
	45,108	121,749	(63)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	Q1 2007 US$'000	Q1 2006 US$'000	% Increase/ (Decrease)
(A) Other income including interest income	11,443	12,633	(9)
(B) Interest on Borrowings	(11,930)	(11,410)	5
(C) Depreciation and Amortisation	(65,190)	(64,940)	0
(D) Allowance for Doubtful Debts and Bad Debts Written Off	(4,945)	(3,481)	42
(E) Foreign Exchange Gain	1,967	6,423	(69)
(F) Adjustment for Under Provision for Tax in Prior Years	(247)	(441)	(44)
(G) Profit on Sale of Investments and Property, Plant and Equipment	5,689	1,431	298

N/M : not meaningful

1.(b)(i) **Balance Sheets**

	Group			Company		
	6 April 2007 US$'000	29 Dec 2006 US$'000	% Increase/ (Decrease)	6 April 2007 US$'000	29 Dec 2006 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	636,060	694,313	(8)	67,595	26,111	159
Trade and other receivables	865,046	907,085	(5)	702,617	735,454	(4)
Inventories at cost	97,648	101,567	(4)	-	-	0
Derivative financial instruments	50,321	45,225	11	45,776	41,526	10
Other current assets	37,324	36,491	2	465	551	(16)
Total current assets	1,686,399	1,784,681	(6)	816,453	803,642	2
Non-current Assets						
Investments in subsidiaries	-	-	0	997,465	1,007,739	(1)
Investments in associated companies	9,301	8,736	6	24	24	0
Investments in joint ventures	18,362	17,112	7	-	-	0
Available-for-sale financial assets	258	323	(20)	-	11	(100)
Property, plant and equipment	2,234,630	2,168,365	3	46,037	47,153	(2)
Investment properties	23,396	23,114	1	-	-	0
Deferred charges	4,621	3,311	40	-	-	0
Intangible assets	24,544	26,115	(6)	19	26	(27)
Goodwill arising on consolidation	121,454	121,454	0	-	-	0
Deferred income tax assets	36,214	43,786	(17)	-	-	0
Other non-current assets	78,420	73,889	6	3,202	3,098	3
Total non-current assets	2,551,200	2,486,205	3	1,046,747	1,058,051	(1)
TOTAL ASSETS	4,237,599	4,270,886	(1)	1,863,200	1,861,693	0
LIABILITIES						
Current Liabilities						
Trade and other payables	845,121	915,633	(8)	78,873	86,703	(9)
Current income tax liabilities	26,888	36,364	(26)	18,283	18,166	1
Borrowings	102,315	141,683	(28)	4,459	8,539	(48)
Provisions	40,985	47,029	(13)	370	926	(60)
Deferred income	4,637	4,637	0	-	-	0
Derivative financial instruments	48,371	67,132	(28)	45,482	41,526	10
Other current liabilities	204,330	178,472	14	-	-	0
Total current liabilities	1,272,647	1,390,950	(9)	147,467	155,860	(5)
Non-current Liabilities						
Borrowings	528,841	530,412	(0)	-	-	0
Provisions	124,368	115,987	7	-	-	0
Deferred income	4,138	5,478	(24)	-	-	0
Deferred income tax liabilities	17,241	17,148	1	10,329	10,329	0
Other non-current liabilities	69,602	68,816	1	-	-	0
Total non-current liabilities	744,190	737,841	1	10,329	10,329	0
TOTAL LIABILITIES	2,016,837	2,128,791	(5)	157,796	166,189	(5)
NET ASSETS	2,220,762	2,142,095	4	1,705,404	1,695,504	1
EQUITY						
Share capital	828,345	822,066	1	828,345	822,066	1
Shares held by employee benefit trust	(2,172)	(2,482)	(12)	-	-	0
Retained earnings	1,323,475	1,280,755	3	855,878	852,015	0
Other reserves	32,487	8,378	288	21,181	21,423	(1)
Capital and reserves attributable to equity holders of the Company	2,182,135	2,108,717	3	1,705,404	1,695,504	1
Minority interest	38,627	33,378	16	-	-	0
TOTAL EQUITY	2,220,762	2,142,095	4	1,705,404	1,695,504	1
Net current assets	413,752	393,731	5	668,986	647,782	3

1.(b)(ii) Borrowings

The Group
As at 6 April 2007

	Secured bank loans [1]	Unsecured bank loans	Secured finance lease liabilities [1]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,289	95,871	155	102,315
Amount repayable on or before 6 April :				
2009	6,773	-	40	6,813
2010	7,150	-	-	7,150
2011	7,512	-	-	7,512
2012	7,894	-	-	7,894
Thereafter	56,196	443,276	-	499,472
	91,814	539,147	195	631,156

As at 29 December 2006

	Secured bank loans [1]	Unsecured bank loans	Secured finance lease liabilities [1]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,980	135,468	235	141,683
Amount repayable in :				
2008	6,651	-	50	6,701
2009	7,051	-	10	7,061
2010	7,410	-	10	7,420
2011	7,787	-	-	7,787
Thereafter	58,317	443,126	-	501,443
	93,196	578,594	305	672,095

[1] The loans are secured mainly on vessels and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases of the Group are as follows:

The Group
As at 6 April 2007

	Vessels	Containers	Terminals	Chassis	Others [2]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2007	355,597	26,272	66,130	22,048	48,305	518,352
Amount repayable in :						
2008	516,535	20,129	78,778	28,618	54,876	698,936
2009	487,785	12,023	70,777	14,979	44,567	630,131
2010	435,846	509	69,279	9,732	27,840	543,206
2011	418,666	-	69,584	8,680	20,915	517,845
Thereafter	1,667,254	-	876,750	28,040	48,778	2,620,822
	3,881,683	58,933	1,231,298	112,097	245,281	5,529,292

As at 29 December 2006

	Vessels	Containers	Terminals	Chassis	Others [2]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	485,977	37,194	76,823	31,105	62,029	693,128
Amount repayable in :						
2008	513,070	20,230	73,858	28,640	49,031	684,829
2009	487,785	12,084	69,960	14,987	40,275	625,091
2010	435,846	512	69,587	9,737	25,618	541,300
2011	418,666	-	69,893	8,684	18,827	516,070
Thereafter	1,655,514	-	880,948	28,052	44,378	2,608,892
	3,996,858	70,020	1,241,069	121,205	240,158	5,669,310

[2] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c) Consolidated Cash Flow Statement

	Group	
	Q1 2007 US$'000	Q1 2006 US$'000
Cash Flows from Operating Activities		
Profit before income tax	54,042	135,602
Adjustments for :		
Amortisation of non-current assets and deferred income	459	477
Depreciation of property, plant and equipment	64,608	64,348
Depreciation of investment properties	123	115
Fair value gains on interest rate collars: not qualifying as hedges	-	(15)
Fair value losses on cross currency interest rate swaps: fair value hedges	-	1,880
Fair value gains on long term borrowings: fair value hedge adjustment on bond	-	(100)
Fair value gains on forward foreign exchange contracts: not qualifying as hedges	(219)	-
Interest expense	11,930	11,410
Interest income	(9,232)	(9,725)
Share-based compensation costs	2,403	1,400
Fair value losses/(gains) on shares held by employee benefit trust	1,224	(701)
Net profit on disposal of property, plant and equipment	(5,543)	(601)
Net profit on disposal of subsidiaries	-	(415)
Net profit on disposal of available-for-sale financial assets	(153)	(415)
Net loss on disposal of other non-current investment	7	-
Net provision for impairment of loans and non-trade debts to associated companies	298	606
Net write-back of provision for restructuring and termination costs	(76)	(10)
Net provision for insurance, litigation and other claims, net of reimbursement of US$5.2m (2006: US$3.0m)	5,819	5,824
Net provision for drydocking costs	1,054	238
Net write-back of provision for impairment of other non-current asset	-	(86)
Share of results of associated companies	(691)	(1,517)
Share of results of joint ventures	(1,252)	455
Unrealised translation losses/(gains)	464	(1,226)
Operating cash flow before working capital changes	125,265	207,544
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :		
Receivables	39,086	(19,341)
Inventories	3,721	(2,315)
Payables	(49,319)	(12,762)
Net amount due to associated companies	(639)	(1,028)
Cash generated from operations	118,114	172,098
Interest paid	(14,062)	(9,196)
Interest received	8,334	11,114
Net income tax paid	(10,988)	(36,482)
Net cash inflow from operating activities	101,398	137,534
Cash Flows from Investing Activities		
Net proceeds from/(repayment of) loans receivable	52	(2,570)
Additions in other non-current investments	(157)	(607)
Purchase of property, plant and equipment	(139,413)	(48,098)
Purchase of intangible assets	(81)	(2,090)
Proceeds from disposal of property, plant and equipment	7,228	1,427
Proceeds from disposal of available-for-sale financial assets	165	415
Proceeds from disposal of other non-current investments	75	-
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed [3]	12,678	(23)
Net cash outflow from investing activities	(119,433)	(51,546)
Cash Flows from Financing Activities		
Proceeds from borrowings	-	29,324
Net contribution from employees for purchase of shares by the employee benefit trust	-	29
Capital distribution to equity holders	-	(824,756)
Dividends paid to minority interest	(826)	-
Capital contribution by minority interest	-	5,484
Proceeds from issue of new ordinary shares	3,634	3,411
Repayment of borrowings	(41,526)	(11,501)
Payment of costs incurred in connection with long term financing	(1,500)	-
Net cash outflow from financing activities	(40,218)	(798,009)
Net decrease in cash and cash equivalents	(58,253)	(712,021)
Cash and cash equivalents at beginning of financial period	694,313	1,160,946
Cash and cash equivalents at end of financial period	636,060	448,925

1.(c) Consolidated Cash Flow Statement (continued)

[3] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows

	Group	
	Q1 2007	Q1 2006
	US$'000	US$'000
Net assets disposed :		
Other non-current assets	7,840	14
Current assets	11,754	361
Current liabilities	(3,215)	-
Non-current liabilities	(169)	-
Net attributable assets disposed	16,210	375
Less : Minority interest	3,669	(36)
Add : Foreign currency translation reserve	(1,064)	(430)
	18,815	(91)
Net profit on disposal of subsidiaries	-	415
Net proceeds from disposal of subsidiaries	18,815	324
Less : Cash of subsidiaries disposed	(6,137)	(347)
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed	12,678	(23)

1.(d)(i) Statement of Changes in Equity

GROUP	Capital and reserves attributable to equity holders of the Company					
	Share capital	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	(2,482)	1,280,755	8,378	33,378	2,142,095
Fair value gains on cash flow hedges	-	-	-	8,134	-	8,134
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	17,314	-	17,314
Fair value loss on available-for-sale financial asset	-	-	-	(39)	-	(39)
Tax on fair value gains and losses	-	-	-	(378)	-	(378)
Currency translation differences	-	-	-	(680)	18	(662)
Net gains recognised directly in equity	-	-	-	24,351	18	24,369
Net profit for the financial period	-	-	42,720	-	2,388	45,108
Total gains recognised for the financial period	-	-	42,720	24,351	2,406	69,477
Dividends to minority interest	-	-	-	-	(826)	(826)
Disposal of a subsidiary	-	-	-	-	3,669	3,669
Employee equity compensation schemes:						
- value of employee services	-	-	-	2,403	-	2,403
- proceeds from shares issued	6,279	-	-	(2,645)	-	3,634
Sale of shares by employee benefit trust	-	310	-	-	-	310
Balance at 6 April 2007	828,345	(2,172)	1,323,475	32,487	38,627	2,220,762

1.(d)(i) Statement of Changes in Equity (continued)

GROUP	Share capital	Share premium	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company						
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)	1,222,706	12,733	20,835	2,625,908
Employee equity compensation schemes:							
- proceeds from shares issued	913	2,758	-	-	(1,794)	-	1,877
Capital distribution to equity holders	-	(555,814)	-	(268,942)	-	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)	953,764	10,939	20,835	1,803,029
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [4]	3,530	(3,530)	-	-	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	(1,399)	953,764	10,939	20,835	1,803,029
Fair value gains on cash flow hedges	-	-	-	-	39,779	-	39,779
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(16,269)	-	(16,269)
Fair value loss on currency risk of bond	-	-	-	-	(11,980)	-	(11,980)
Fair value loss on currency risk of bond transferred to the income statement	-	-	-	-	11,980	-	11,980
Fair value gain on available-for-sale financial asset	-	-	-	-	69	-	69
Currency translation differences	-	-	-	-	1,682	(115)	1,567
Net gains/(losses) recognised directly in equity	-	-	-	-	25,261	(115)	25,146
Net profit for the financial period	-	-	-	119,510	-	2,239	121,749
Total gains recognised for the financial period	-	-	-	119,510	25,261	2,124	146,895
Capital contribution by minority interest	-	-	-	-	-	5,484	5,484
Disposal of subsidiaries	-	-	-	-	-	(36)	(36)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	1,001	-	1,001
- proceeds from shares issued	2,555	-	-	-	(1,021)	-	1,534
Purchase of shares by employee benefit trust	-	-	(332)	-	-	-	(332)
Balance at 7 April 2006	821,445	-	(1,731)	1,073,274	36,180	28,407	1,957,575

[4] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	852,015	21,423	1,695,504
Net profit for the financial period	-	3,863	-	3,863
Employee equity compensation schemes:				
- value of employee services	-	-	2,403	2,403
- proceeds from shares issued	6,279	-	(2,645)	3,634
Balance at 6 April 2007	828,345	855,878	21,181	1,705,404

COMPANY	Share capital	Share premium	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	1,020,722	22,327	2,414,082
Employee equity compensation schemes:					
- proceeds from shares issued	913	2,758	-	(1,794)	1,877
Capital distribution to equity holders	-	(555,814)	(268,942)	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	751,780	20,533	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [5]	3,530	(3,530)	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	751,780	20,533	1,591,203
Fair value gains on cash flow hedges	-	-	-	11,213	11,213
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	(11,999)	(11,999)
Fair value loss on currency risk of bond	-	-	-	(11,980)	(11,980)
Fair value loss on currency risk of bond transferred to the income statement	-	-	-	11,980	11,980
Net losses recognised directly in equity	-	-	-	(786)	(786)
Net profit for the financial period	-	-	135,222	-	135,222
Total gains/(losses) recognised for the financial period	-	-	135,222	(786)	134,436
Employee equity compensation schemes:					
- value of employee services	-	-	-	1,001	1,001
- proceeds from shares issued	2,555	-	-	(1,021)	1,534
Balance at 7 April 2006	821,445	-	887,002	19,727	1,728,174

[5] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

Issued and paid up capital

As at 6 April 2007, the Company's issued and paid-up capital comprised 1,461,010,241 (29 December 2006: 1,456,480,540) ordinary shares.

Share options

As at 29 December 2006, there were 34,344,000 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 3 months ended 6 April 2007, 2,656,494 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 and S$2.20 per share and 799,000 options were cancelled.

In addition, the Company granted 7,261,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 6 April 2007, options to subscribe for 38,149,506 ordinary shares remain outstanding under the NOL SOP.

Performance shares

As at 29 December 2006, there were 5,001,115 outstanding performance shares under the NOL Performance Share Plan ("PSP").

During the 3 months ended 6 April 2007, 1,873,207 performance shares were vested on 2 January 2007 and 134,667 were cancelled.

In addition, the Company awarded 1,858,000 new performance shares under the PSP.

As at 6 April 2007, 4,851,241 performance shares remain outstanding under the PSP.

2. Basis of Preparation

The preparation of the first quarter 2007 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 6 April 2007 and the reported amounts of revenue and expenses during the financial period from 30 December 2006 to 6 April 2007. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705 (4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the first quarter ended 6 April 2007 to be false or misleading.

On behalf of the board of directors

CHRISTOPHER LAU Director	THOMAS HELD Director

Dated this 14 May 2007

4. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

5. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

6. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 29 December 2006.

7.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 30 December 2006, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("FRS") for the financial period beginning on or after 1 January 2007. Further, the Group and the Company adopted Interpretations of FRS ("INT FRS") that are mandatory for application in the current financial year. The 2006 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 : Presentation of Financial Statements (Capital Disclosures)
FRS 40 : Investment Property
FRS 107 : Financial Instruments: Disclosures
INT FRS 107 : Applying the Restatement Approach under FRS 29, Financial Reporting in Hyperinflationary Economies
INT FRS 108 : Scope of FRS 102, Share-based Payment
INT FRS 109 : Reassessment of Embedded Derivatives
INT FRS 110 : Interim Financial Reporting and Impairment

The adoption of the above FRS and INT FRS did not have any significant financial impact on the Group and the Company except as discussed below:

1) FRS 1, Presentation of financial statements (Capital disclosures)

The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

The required disclosures will be made accordingly in the year end financial statements of the Group and the Company.

2) FRS 107, Financial instruments: Disclosures

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

The required disclosures will be made accordingly in the year end financial statements of the Group and the Company.

3) FRS 40, Investment property

FRS 40 requires companies to choose to measure investment properties either using the fair value or cost method.

The Group and the Company have elected to measure investment properties under the cost method. Investment properties are stated at cost less accumulated depreciation and any impairment losses.

Under the transitional provision of FRS 40, net book value of freehold land and buildings of US$23.1 million has been reclassified from property, plant and equipment to investment properties at 30 December 2006.

7.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8. GROUP

	Q1 2007	Q1 2006
Earnings per ordinary share after deducting any provision for preference dividends		
a) Based on the weighted average number of ordinary shares on issue	2.93 US cts	8.22 US cts
b) On a fully diluted basis (detailing any adjustments made to the earnings)	2.91 US cts	8.18 US cts

9. **Net Asset Value**

	Group			Company		
	6 April 2007 US$	29 Dec 2006 US$	Inc / (Dec) %	6 April 2007 US$	29 Dec 2006 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	1.49	1.45	2.76	1.17	1.16	0.86

10. **Review of the Performance of the Group**

The NOL Group achieved revenues of US$1.90 billion (Q1 2006: US$1.88 billion).

Net profits fell 64% year-on-year (YoY) from US$119.5 million in Q1 2006 to US$42.7 million in Q1 2007, primarily due to lower liner freight rates.

		Q1 2007 US$'m	Q1 2006 US$'m
(a)	**Revenue**		
	Liner	1,573	1,536
	Logistics	325	344
	Others	35	34
	Elimination	(36)	(31)
	Total	**1,897**	**1,883**
(b)	Core EBIT [6]		
	Liner	41	123
	Logistics	12	16
	Others	5	4
	Total	**58**	**143**

[6] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

(c) **Analysis by Business Units**

(i) **Liner**

Liner revenue rose 2% year-on-year (YoY) to US$1.57 billion. Volumes increased 10% YoY, mostly in the Intra-Asia short-sea trade while average revenues per FEU declined 6% over the previous year due to freight rate pressure affecting key trade lanes in the industry.

Core EBIT totalled US$41 million, a 67% YoY decline primarily as a result of lower freight rates.

APL Q1 RESULTS 2007 and 2006
Unaudited

	Q1 2007	Q1 2006
Load Factors %		
Transpacific East Bound	94%	98%
Transpacific West Bound	76%	75%
Transpacific Trade	**85%**	**89%**
Latin America - North Bound	66%	73%
Latin America - South Bound	70%	69%
Latin America Trade	**68%**	**71%**
Asia-Europe	103%	96%
Europe-Asia	89%	95%
Asia-Europe Trade	**96%**	**95%**
Transatlantic - East Bound	95%	89%
Transatlantic - West Bound	87%	102%
Transatlantic Trade	**91%**	**96%**
Volume (000s FEU)		
Americas		
Transpacific	200	190
Latin America	43	42
	243	232
Europe		
Asia-Europe	112	108
Transatlantic	31	33
	143	141
Asia/Middle East		
Intra-Asia	196	157
Total Volume	**582**	**530**
Operating Expenses (US$'m)		
Americas		
Transpacific	713	676
Latin America	147	137
	860	813
Europe		
Asia-Europe	289	258
Transatlantic	95	90
	384	348
Asia/Middle East		
Intra-Asia	288	252
Total Operating Expenses	**1,532**	**1,413**
Analysis of Expenses (US$'m)		
Operating Cost	1,356	1,227
General and Administrative	116	126
Depreciation and Amortisation	60	59
Others [7]	-	1
Total Operating Expenses	**1,532**	**1,413**

[7] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) **Logistics**

APL Logistics recorded revenues of US$325 million, a 6% decline year-on-year (YoY). Contract Logistics revenues were down 12% YoY, reflecting some customer turnover and the exiting of certain contracts with a view to improving margins. Revenues in International Services increased by 10%, showing the increased focus on the international conveyance business.

Core EBIT was 25% lower, at US$12 million, reflecting the ongoing process of realignment of the Logistics business.

APLL Q1 RESULTS 2007 and 2006
Unaudited
US$ millions

	Q1 2007	Q1 2006
BY REGION		
Revenue		
Americas	212	242
Europe	45	44
Asia/Middle East	68	58
Total Revenue	**325**	**344**
BY BUSINESS SEGMENT		
Revenue		
Contract Logistics Services	211	240
International Services	114	104
Total Revenue	**325**	**344**
Operating Expenses		
Contract Logistics Services	205	234
International Services	108	94
Total Operating Expenses	**313**	**328**
Core EBIT [8]		
Contract Logistics Services	6	6
International Services	6	10
Total Core EBIT	**12**	**16**
Analysis of Expenses		
Operating Cost	262	275
General and Administrative	47	49
Depreciation and Amortisation	3	3
Others [9]	1	1
Total Operating Expenses	**313**	**328**

[8] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.
[9] Others consists of minority interest and share of results of associated companies and joint ventures.

11. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

12. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Freight rate increases have been achieved recently in some key trade lanes due to a better than expected supply and demand gap.

The Group will continue to focus on optimising asset utilisation, yield and cost management.

Despite cost mitigation efforts, cost pressures and volatility in fuel prices remain key concerns.

13. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

(c) **Date payable**

N.A.

(d) **Books closure date**

N.A.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**Q1 2007 US$'000**	**Q1 2006 [10] US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	1,090	82
Keppel Telecommunications & Transportation Ltd and its associates	142	93
PSA Corporation Limited and its associates	34,150	28,815
SembCorp Marine Ltd and its associates	378	-
Singapore Petroleum Company Limited and its associates	3,001	10,199
Transactions for the Leasing-in of Assets		
SembCorp Marine Ltd and its associates	1,169	1,092
Transactions for the Sale of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	-	182
PSA Corporation Limited and its associates	241	545

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[10] The transactions for Q1 2006 were collated based on the Shareholders' Mandate for Interested Person Transactions as approved by shareholders during the Annual General Meeting on 19 April 2006.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 14 May 2007

Press Release

NOL Group Results for First Quarter 2007

Singapore, 14 May 2007: Global cargo transportation and logistics company Neptune Orient Lines (NOL) today reported a net profit for the first quarter of 2007 of US$43 million, down 64% year-on-year.

The Group's Core EBIT (Earnings Before Gross Interest Expense, Tax and Non-Recurring Items) was US$58 million, 59% lower than Core EBIT for the same period of 2006.

The Liner business achieved Core EBIT of US$41 million, down 67%. APL Logistics reported Core EBIT of US$12 million, down 25%.

1Q2007 revenues rose year-on-year by 1% to US$1.9 billion.

FINANCIAL HIGHLIGHTS

	1Q07[1]	1Q06[1]	Change
Revenue (US$m)	1,897	1,883	1%
Core EBIT (US$m)	58	143	(59%)
Net profit before NRI (US$m)[2]	37	118	(69%)
NRI (US$m)[3]	6	2	200%
Net profits (US$m)[2]	**43**	**120**	**(64%)**
EPS (US cts per share)	2.93	8.22	(64%)

[1] NOL's 1Q07 results are for 30 December 2006 to 6 April 2007. NOL's 1Q06 results were for 31 December 2005 to 7 April 2006
[2] Net profits refer to amounts attributable to equity holders ie shareholders, excluding minority interest
[3] NRI = Non-Recurring Items

NOL Group President and Chief Executive Officer, Dr Thomas Held, said: "Freight rate levels for our company in the first quarter of 2007 were, on average, 6% lower than in first quarter 2006. This reduction in rate levels year-on-year has been the major factor in the lower profit reported today. The effect of recent freight rate increases achieved in some key trade lanes have yet to be fully reflected in these results."

"Demand for our premium liner services strengthened in the first quarter. Overall volumes in our core liner shipping business grew by 10% over the prior year, reflecting continuing strong demand across all trade lanes," he said.

The company continued its disciplined approach to cost management. The ongoing focus on cost mitigation in the liner business delivered cost reductions of US$45 million in the quarter, through increased fuel efficiencies, network optimisation and improved management of container equipment. Overall liner costs per FEU improved by 1.5% year-on-year. Dr Held said: "We will continue our drive for cost leadership."

In the Logistics segment, Contract Logistics revenues were down 12% year-on-year, reflecting some customer turnover and the exiting of certain contracts with a view to improving margins. Revenues in International Services were up 10%, showing the increased focus on the international conveyance business.

"The overall results of our Logistics business are disappointing in that they show a decline in year-on-year earnings, but reflect the ongoing process of realignment of the business outlined last year," said Dr Held.

Logistics will accelerate its program of realignment of its portfolio of business and enhance service levels.

NEW INITIATIVES

Dr Held said: "Within the context of a challenging business environment, the NOL Group is taking steps to ensure we can fully capitalise on robust global trade growth and fulfil the increasingly complex and international needs of our customers."

A range of new initiatives are being implemented to enhance the service offering for customers and position NOL to take advantage of improving market conditions. The company will soon begin operating container freight trains in India in the fast-growing New Delhi-Mumbai freight corridor. Capital works to expand the capacity of container terminal facilities in Vietnam and Oakland are underway. The APL vessel fleet will also be expanded with the introduction of eight additional ships during 2007; and APL last month signed a charter agreement to take delivery of five new 7,000 TEU vessels in 2009 for deployment in the Transpacific trade. New shipping services connecting ports in Asia with the US East Coast, via the Panama and Suez Canals, will commence in July.

Dr Held said: "The strategic initiatives being implemented across the NOL Group are building the platform for a new phase of profitable growth and innovation for our company, which will create long-term value for shareholders."

INDUSTRY OUTLOOK

Freight rate increases have been achieved recently in some key trade lanes due to a better than expected supply and demand gap.

The Group will continue to focus on optimising asset utilisation, yield and cost management.

Despite cost mitigation efforts, cost pressures and volatility in fuel prices remain key concerns.

OPERATING PERFORMANCE

Liner

- Revenues were US$1.57 billion, 2% higher than in the prior year
- 6% decline in average revenues per FEU
- 10% growth in total container volumes, reflecting positive demand across all trade routes, particularly in the Intra-Asia region where volumes grew 25% year-on-year
- Liner network capacity increased by 11% due to introduction of new vessels and services, network changes and enhanced slot purchase and sharing arrangements with other carriers
- Headhaul utilisation averaged 94%, compared to 96% in the comparable period of the prior year
- Core EBIT of US$41 million, down 67%
- Core EBIT Margin of 2.6%
- Overall costs per FEU were 1.5% lower year-on-year, reflecting a successful focus on cost mitigation
- Cost mitigation of US$45 million achieved

Logistics

- Revenues were 6% lower at US$325 million
- Asia-Middle East region registered the strongest year-on-year revenue growth – and accounted for 21% of overall logistics revenues
- Strong volume growth in ocean forwarding improved International Services revenues, which grew by 10% year-on-year
- Volatility in ocean freight rates impacted margins in International Services
- Product development continues to focus on key vertical segments – time definite products and solutions for targeted verticals
- Core EBIT of US$12 million, down 25%
- Core EBIT Margin of 3.7%

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr. Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6371 2411
paul_barrett@nol.com.sg

About NOL

NOL is a Singapore-based global cargo transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

END